Exhibit (a)(6)

Information pursuant to US securities laws in connection with the mandatory cash compensation offer by BCP Crystal Acquisition GmbH & Co. KG

Dear shareholders:

In connection with the mandatory cash compensation offer (Barabfindungsgebot) made by BCP Crystal Acquisition GmbH & Co. KG (“BCP”), the majority shareholder of Celanese AG, we send you today the enclosed English language document, which is a so-called Schedule 14D-9. This document is sent to you solely to fulfil Celanese’s obligations under applicable US securities laws, which mandate a global mailing of this document to all shareholders.

You may have already been informed by your depository bank, or read in the press, that Celanese and BCP have entered into a Domination and Profit and Loss Transfer Agreement (Beherrschungs- und Gewinnabführungsvertrag) (“DPLA”) on June 22, 2004. As a result, BCP is obligated, once the DPLA becomes operative, to purchase the shares of any minority shareholder, upon his request, for appropriate cash compensation (the “Cash Compensation Offer”). The compensation offered by BCP is Euro 41.92 per share plus interest.

As a Shareholder who is a German resident and holds his shares through a German depository bank, you might already have been contacted by your depository bank and provided with information by BCP how to accept the Cash Compensation Offer in accordance with German law. Other shareholders may have received similar information or a US Offer Document, depending upon their individual circumstances. If you wish to accept the Cash Compensation Offer, you should contact your depository bank.

Despite the delisting of Celanese’s shares from the New York Stock Exchange, Celanese is still subject to US securities laws. As a result, the mandatory Cash Compensation Offer has had to be implemented in a manner complying with US securities laws, i.e., BCP had to make to all minority shareholders of Celanese AG a tender offer in accordance with applicable US rules (the “US Offer”).

The US Offer does not constitute a separate tender offer to the shareholders of Celanese AG, but merely the technical implementation of the Cash Compensation Offer, in accordance with US securities laws. It does not constitute a tender offer within the meaning of the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz or WpÜG).

In accordance with US securities laws, the details of the US Offer are comprised in an offer document (the “US Offer Document”), dated September 2, 2004. Shareholders or their depository banks may obtain the US Offer Document, in English, free of charge from Innisfree M&A Incorporated, New York, USA, at the address or telephone numbers stated below. Shareholders, who have questions regarding the US Offer may also call the hotline operated by Innisfree M&A:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, New York 10022, USA
00-800-7710-9970 (toll-free in Germany)
00-800-7710-9971 (toll-free in the EU)
+1-877-750-5836  (toll-free in the USA and Canada)
+1-646-822-7403  collect call from other countries)

US securities laws require that Celanese AG states whether it recommends to its shareholders to accept or reject the US Offer, or whether it chooses to remain neutral. The Board of Celanese decided not to express an opinion on the offer but to stay neutral, because it is neither German market practice nor is it required by German law that the Board of Management (Vorstand) or the Supervisory Board (Aufsichtsrat) comment or take a position on a compensation offer due to a Domination and Profit and Loss Transfer Agreement. Such a compensation offer is not a public tender offer under the German Securities Acquisition and Takeover Act (WpÜG), where such a statement is required under German law.

The US Offer is made solely to comply with US laws and accordingly tailored to the requirements of US securities laws, and does not reflect the particularities of a German compensation offer resulting from the conclusion of the DPLA. The joint report on the DPLA by Celanese AG’s Board of Management and BCP’s management pursuant to German law already explains in detail the reasons for Celanese’s Board of Management’s decision to approve the DPLA, including the amount of the related Cash Compensation Offer. That report has already been made available to the shareholders of Celanese AG. In accordance with general German market practice, the joint report prepared in accordance with German law does not contain any recommendation by the Board of Management to accept or reject the Cash Compensation Offer.

Moreover, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft [Auditing firm] (“PWC”) has confirmed, as independent court-appointed agreement auditor, that the amount of cash compensation is appropriate under German law. The report prepared by PWC has also already been made available to the shareholders of Celanese AG.

Since the Schedule 14D-9 has been prepared to comply with US rules, we have not enclosed a translation of the Schedule 14D-9 into German or any other language. For information purposes Celanese AG will post a German convenience translation of the Schedule 14D-9 on its web-page at www.celanese.com. Shareholders may also request a copy of the translation free of charge from Celanese AG at the address and Telephone number below.

Celanese AG

Corporate Communication

Frankfurter Straße 111
61476 Kronberg im Taunus
Germany
Tel. +49 (69) 305 40443
s.devesasaltor@celanese.com

Celanese AG, Kronberg i.T.

[Claudio Sonder]